UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment NO. 1)*

                   Under the Securities Exchange Act of 1934

                                FAC Realty, Inc.

              (formerly known as Factory Stores of America, Inc.)
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0003030691
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John W. Gildea
                           Gildea Management Company
                             115 East Putnam Avenue
                              Greenwich, CT 06830
                                 (203) 661-6945
- -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 22, 1996
- -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rul 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 6 Pages

 385648.2


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- -----------------------------                         -------------------------
CUSIP No. 0003030691               SCHEDULE 13D       Page 2 of 6 Pages
- -----------------------------                         -------------------------


- --------------------------------------------------------------------------------
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON1

             John W. Gildea
- --------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /  /

                                                                    (b) /  /
- --------------------------------------------------------------------------------
3            SEC USE ONLY

- --------------------------------------------------------------------------------
4            SOURCE OF FUNDS

             PF2
- --------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      /  /

- --------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
- --------------------------------------------------------------------------------
                            7          SOLE VOTING POWER
                                                3,000

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

                          ------------------------------------------------------
                            8          SHARED VOTING POWER
                                                -0-
                          ------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER
                                                114,111
                          ------------------------------------------------------
                            10         SHARED DISPOSITIVE POWER
                                                746,666
- --------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         860,777 Shares

- --------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     /  /

- --------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      6.68 %
- --------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             IN
- --------------------------------------------------------------------------------

1 Filing jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.

2 Mr. Gildea used personal funds to purchase the 3,000 shares which are beneficially owned by him and to purchase the right to acquire the additional 111,111 shares which may be beneficially owned by him. The right to acquire the balance of the shares, or 746,666 shares, was purchased by Network Fund, III, Ltd., with its working capital.

 385648.2


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- -----------------------------                         -------------------------
CUSIP No. 0003030691               SCHEDULE 13D       Page 2 of 6 Pages
- -----------------------------                         -------------------------



- --------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON1
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Network Fund III, Ltd.
- --------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /  /
                                                                   (b)  /  /

- --------------------------------------------------------------------------------
3          SEC USE ONLY

- --------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC
- --------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                           /  /

- --------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands, B.W.I.
- --------------------------------------------------------------------------------
                               7          SOLE VOTING POWER
                                                   -0-

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                             ---------------------------------------------------
                               8          SHARED VOTING POWER
                                                  -0-
                             ---------------------------------------------------
                               9          SOLE DISPOSITIVE POWER
                                                   -0-
                             ---------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                                   746,666
- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    746,666 Shares
- --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                       /  /
- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.85%
- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON1
           CO
- --------------------------------------------------------------------------------


1 Filing jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.

 385648.2


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- -----------------------------                         -------------------------
CUSIP No. 0003030691               SCHEDULE 13D       Page 2 of 6 Pages
- -----------------------------                         -------------------------



                           This Amendment No. 1 amends and supplements the
         Schedule 13D dated April 30, 1996 which was filed jointly by John W. Gildea and Network Fund III, Ltd.

Item 1.  Security and Issuer.

                  Item I is hereby amended and restated as follows:

                  This Statement on Schedule 13D (the "Schedule 13D) relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of FAC Realty, Inc. (formerly known as Factory Stores of America, Inc.), a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 230 N. Equity Drive, Smithfield, North Carolina 27577.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended by inserting the following as the seventh and eighth paragraphs thereof (with the effect of making the former seventh paragraph thereof the ninth paragraph thereof without any further amendment thereto):

                  The Certificate of Designation which created the Series A Convertible Preferred Stock, par value $25.00 per share, of the Company ("Preferred Stock"), become effective as of July 1, 1996.

                  On August 1, 1996 (i) the Network Exchangeable Notes were exchanged for an aggregate of 268,800 shares of Preferred Stock (the "Network Preferred Shares") and (ii) the Gildea Exchangeable Note was exchanged for 40,000 shares of Preferred Stock (the "Gildea Preferred Shares"), in each case in accordance with the terms and conditions of the Notes. Based upon the present conversion price of $9.00 per share (which is subject to adjustment from time to time in accordance with the terms of the Preferred Stock) (i) the Network Preferred Shares may be converted at the option of Network into the Network Shares and (ii) the Gildea Preferred Shares may be converted at the option of Gildea into the Gildea Shares.

                  Item 3 is hereby further amended by deleting the last paragraph thereof and inserting the following:

                  Reference is made to Exhibits 3-6 for a complete description of the terms of the Note Purchase Agreement, the Notes and the Preferred Stock.

Item 4.  Purpose of Transaction.

                  Item 4 is hereby amended by deleting the second paragraph thereof and inserting the following:

                  Network acquired the Network Preferred Shares and thereby the right to acquire the Network Shares pursuant to the terms of the Note Purchase Agreement and Network intends to hold the Network Preferred Shares and any Network Shares obtained upon conversion of the Network Preferred Shares for investment. Gildea acquired the Gildea Preferred Shares and thereby the right to acquire 111,111 of the Gildea Shares pursuant to the terms of the Note Purchase Agreement and

 385648.2

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CUSIP No. 0003030691               SCHEDULE 13D       Page 2 of 6 Pages
- -----------------------------                         -------------------------


Gildea intends to hold the Gildea Preferred Shares and any Gildea Shares obtained upon conversion of the Gildea Preferred Shares for investment.


Item 5.  Interest in Securities of the Issuer.

                  Items 5(a) and (b) are hereby amended and restated as follows:

                  (a) and (b). The aggregate percentage of shares of Common Stock reported hereunder is based upon the 12,026,013 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal year ended March 31, 1996. This Schedule 13D does not report 4,000 shares of Common Stock held by Gildea's spouse as custodian for Gildea's children. Each of Network and Gildea disclaims beneficial ownership of all such 4,000 shares.

         (a)      (i)      Network is the direct beneficial owner of the
                           746,666 Network Shares which are issuable upon conversion of the Network Preferred Shares. Gildea may be deemed to be the indirect, beneficial owner of such 746,666 Network Shares. The 746,666 Network
                           Shares represent approximately 5.85% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).

                  (ii) The 3,000 Gildea Shares directly beneficially owned by Gildea, the 746,666 Network Shares that Gildea may be deemed to indirectly own beneficially and the 111,111 remaining Gildea Shares which are issuable upon conversion of the Gildea Preferred Shares that Gildea is the direct beneficial owner of represent in the aggregate approximately 6.68% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).

         (b)      (i)      Network and Gildea may be deemed to share the power
                           to dispose of or direct the disposition of the right to acquire the Network Shares issuable upon conversion of the Network Preferred Shares.

                  (ii) Gildea has sole power to vote or to direct the voting, and the sole right to dispose or to direct the disposition, of 3,000 of the Gildea Shares. Gildea has the sole power to dispose of or direct the disposition of the right to acquire the remaining 111,111 Gildea Shares issuable upon conversion of the Gildea Preferred Shares.

385648.2

                                   SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1996


                                         NETWORK FUND III, LTD.


                                         By:   /s/ John W. Gildea
                                             -----------------------------------
                                             Name:   John W. Gildea
                                             Title:  Chairman

                                            /s/  John W. Gildea
                                           -------------------------------------
                                                 John W. Gildea

385648.2